POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

January 18, 2012

Andrew Mew, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:          Power-Save Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 13, 2011
Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed December 23, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 10, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
File No. 000-30215

Dear Mr. Mew:

Power-Save Energy Company., a Utah corporation (the “Company”), has received and reviewed your newest letter of January 13, 2012, pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”).

At this time, pursuant to our telephonic communication with Mr. Mew on January 18, 2011 we are cordially requesting additional time to complete our responses.  Currently, a response was expected by Monday January 30th, if not counting the Martin Luther King Jr. Holiday.  Mr. Mew has indicated that a Ten (10) business day extension will not be opposed.  We hope and plan to have these responses in well before February 13, 2012, but appreciate the additional time in this matter.

Very truly yours,

/s/ Michael Forster
Michael J. Forster
Chief Executive Officer and President